UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

Commission file number 001-32395

CONOCOPHILLIPS SAVINGS PLAN

(Full title of the Plan)

ConocoPhillips

(Name of issuer of securities)

600 North Dairy Ashford
Houston, Texas	77079
(Address of principal executive office)	(Zip code)

FINANCIAL STATEMENTS AND EXHIBITS

(a)	Financial Statements

Financial statements of the ConocoPhillips Savings Plan, filed as part of this annual report, are listed in the accompanying index.

(b)	Exhibits

Exhibit 23    Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the ConocoPhillips Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CONOCOPHILLIPS SAVINGS PLAN

/s/ F. M. Vallejo
F. M. Vallejo
Plan Financial Administrator

June 24, 2013

Index To Financial Statements And Schedule	ConocoPhillips Savings Plan

Report of Independent Registered Public Accounting Firm

The ConocoPhillips Savings Plan Committee

ConocoPhillips Savings Plan

We have audited the accompanying statements of net assets available for benefits of the ConocoPhillips Savings Plan as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the ConocoPhillips Savings Plan at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the year ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management. The information has been subjected to the auditing procedures applied in the audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ ERNST & YOUNG LLP

Houston, Texas

June 24, 2013

Statements of Net Assets Available for Benefits	ConocoPhillips Savings Plan

	Thousands of Dollars
At December 31	2012	2011
Assets
Investments
Plan interest in Stable Value Fund Master Trust	1,790,018	2,125,089

Common Stock:
ConocoPhillips Stock Fund	1,456,912	3,059,152
ConocoPhillips Leveraged Stock Fund	486,718	1,153,434
Phillips 66 Stock Fund	549,915	—
Phillips 66 Leveraged Stock Fund	217,540	—
Loan 2 Suspense	—	59,168
DuPont Stock Fund	60,333	74,505

Total Common Stock	2,771,418	4,346,259

Mutual Funds	2,313,488	3,012,418

Total Investments	6,874,924	9,483,766
Notes receivable from participants	39,359	111,270
Active employee contributions receivables	—	1

Total assets	6,914,283	9,595,037

Liabilities
Securities acquisition loans	—	15,460
Interest payable	—	24

Total liabilities	—	15,484

Net assets reflecting investments at fair value	6,914,283	9,579,553
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(94,180)	(107,938)

Net assets available for benefits	$6,820,103	$9,471,615

See Notes to Financial Statements.

Statement of Changes In Net Assets Available for Benefits	ConocoPhillips Savings Plan

Year Ended December 31, 2012	Thousands of Dollars
Additions
Company contributions
Company matching – cash	$16,242
Basic allocation – stock	91,282
Funds for debt service	5,121
Active employee contributions	158,307
Rollovers	81,808

Total contributions	352,760

Investment income
Dividends and interest	176,638
Plan interest in Stable Value Fund Master Trust	48,254
Net appreciation in fair value of investments	522,883

Total investment income	747,775

Interest income on notes receivable from participants	2,228
Other additions	428

Total additions	1,103,191

Deductions
Distributions to participants or their beneficiaries	847,112
Interest expense	66
Administrative expenses	423
Other deductions	218

Total deductions	847,819

Net Increase before Transfers	255,372

Transfers out to Phillips 66 Savings Plan (Note 1)	(2,906,884)

Net assets available for benefits
Beginning of year	9,471,615

End of year	$6,820,103

See Notes to Financial Statements.

Notes To Financial Statements	ConocoPhillips Savings Plan

Note 1—Plan Description

The following description of the ConocoPhillips Savings Plan (Plan) is as of December 31, 2012, and provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution, 401(k) profit sharing plan, which includes a Thrift Feature and a Stock Savings Feature. The Vanguard Group, Inc. serves as recordkeeper. Vanguard Fiduciary Trust Company (Vanguard) serves as a trustee for the Plan.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Eligibility

Generally, active employees of ConocoPhillips Company (Company or COP) and its subsidiaries, wholly-owned subsidiaries of ConocoPhillips, on the direct U.S. dollar payroll are eligible to participate in the Plan.

On April 30, 2012, the separation of Phillips 66 from ConocoPhillips was completed. An amendment to the Plan was approved on April 19, 2012, to transfer all assets and liabilities relating to Phillips 66 active employees who were participants in the Plan as of the Effective Time (as defined in the Employee Matters Agreement between ConocoPhillips and Phillips 66) to the newly established Phillips 66 Savings Plan effective May 1, 2012.

As a result of the separation, participants invested in the ConocoPhillips Stock Fund and the ConocoPhillips Leveraged Stock Fund as of April 30, 2012, received 1 share of Phillips 66 stock for every 2 shares of ConocoPhillips stock held in the Plan. These new shares were immediately transferred to a new Phillips 66 Stock Fund and a new Phillips 66 Leveraged Stock Fund.

Thrift Feature

An active employee may contribute between 1% and 75% of pay, as defined in the Plan (Pay), on a Roth 401(k) basis, before-tax basis, after-tax basis, or in any combination thereof. The Company contributes $1 for each $1 contributed by the participant up to 1.25% of Pay. Thrift assets are invested in a variety of investment funds; however, the DuPont Stock Fund, Phillips 66 Stock Fund, and the Fidelity Low-Priced Stock Fund are closed to new investment elections. Investments in the Thrift Feature are participant-directed.

Active employees are eligible to make catch-up contributions to the Thrift Feature beginning in the year they attain the age of 50.

Stock Savings Feature (SSF)

An active employee may contribute 1% of pay on a Roth 401(k) basis, before-tax basis, after-tax basis, or in any combination thereof. SSF contributions are invested in the ConocoPhillips Stock Fund. Based on the SSF contributions made by an active employee, participants in the SSF receive semiannual (basic) allocations of ConocoPhillips common stock (Company Stock) generally as of June 30 and December 31 of each year. The semiannual allocation to participants is based on the ratio of the active employee’s SSF contributions to all participant SSF contributions for the allocation period. A supplemental allocation is made at each year-end if all shares released for allocation, based on loan payment provisions, have not been allocated. The method for calculating a supplemental allocation is described in the Plan; however, such an allocation was not required in 2012.

Semiannual allocations and supplemental allocations are invested in the ConocoPhillips Stock Fund and the ConocoPhillips Leveraged Stock Fund. Both the ConocoPhillips Stock Fund and the ConocoPhillips Leveraged Stock Fund are invested solely in Company Stock and have the same fair value per share. The cost basis per share is different as the ConocoPhillips Stock Fund has an average cost based on average purchase price, and the ConocoPhillips Leveraged Stock Fund has a fixed cost based on the acquisition loan cost per share.

The ConocoPhillips Stock Fund contains shares of Company Stock purchased with active employee contributions, Company contributions, dividends reinvested in participant accounts, and shares allocated to participant accounts as a result of SSF allocations other than those purchased with the proceeds of acquisition loans. The ConocoPhillips Leveraged Stock Fund primarily contains shares of Company Stock that were purchased with the proceeds of acquisition loans and allocated to participant accounts as a result of SSF allocations. Participants may direct that their SSF contributions and Company allocations be exchanged from the ConocoPhillips Stock Fund and the ConocoPhillips Leveraged Stock Fund into other investment funds at any time.

The number of shares of Company Stock allocated on each semiannual allocation date is defined in the Plan. In 2011, 7,924 shares were allocated on each semiannual allocation date for each 100 eligible employees. In 2012, the first semiannual allocation occurred in 2 parts. An allocation on March 31, 2012, was based on one half of the 7,924 shares per 100 eligible employees and allowed for allocation of remaining financed shares released with the final payment on the related loan. The June 30, 2012, allocation was for a 3-month period and was based on one half of 11,086 shares per 100 eligible employees. The December 31, 2012 semiannual allocation was based on 11,086 shares per 100 eligible employees. Shares used for the semiannual allocation came from financed shares and/or Treasury shares. In 2012, the Company contributed 1,554,355 shares of Treasury stock to the Plan. The fair value of the Treasury shares was approximately $91 million, and these shares were invested in the ConocoPhillips Stock Fund.

The Plan is required to retain and use eligible dividends on Company Stock to make payments on the loans it used to acquire Company Stock for the SSF. If the Company does not elect to make a special contribution and if eligible dividends to be allocated to participants’ accounts are used to make loan payments, participants receive a dividend replacement allocation. The Plan used
$10 million in dividends on allocated shares to make loan payments and allocated 126,395 shares in dividend replacement allocations to participants’ accounts in 2012. The fair value of the allocated dividend replacement shares was approximately $10 million, and these shares were invested in the ConocoPhillips Leveraged Stock Fund.

The Company made contributions to the Plan which, when aggregated with certain Plan dividends and certain interest earnings, equaled the amount necessary to enable the Plan to make its regularly scheduled payments of principal and interest due on its loan. The Company can also elect to make contributions to the Plan, as an alternative to using the dividends. Finally, the Company can make contributions to the Plan in the amount necessary to bring the number of shares of stock released for allocation up to the level required to complete the semiannual allocation by contributing cash or by contributing Company Stock.

Participant Accounts

Each participant’s account is credited with the active employee contributions, Company contributions, if applicable, Plan earnings and losses, and charged with an allocation of investment and administrative expenses, as applicable. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that could be provided from the participant’s vested account.

Vesting

Participants are immediately vested in all amounts credited to their accounts in all funds.

Voting Rights

As a beneficial owner of Company Stock, Plan participants and beneficiaries are entitled to direct the trustee to vote the Company Stock attributable to their accounts. Active employee participants on the voting valuation date may direct the trustee to vote the non-directed and unallocated shares based on their proportionate share of total non-directed and unallocated shares.

Diversification

Generally, participants may make unlimited exchanges out of any investment fund in any dollar amount, whole percentages, or shares of their account to another investment fund subject to the exchange rules in the Plan. In addition, using selected investment percentages, a participant may request a reallocation of both the existing account and future contribution allocations or a rebalancing of the participant’s existing account.

Share Accounting Method for Company Stock

Any shares purchased or sold for the Plan on any business day are valued at the Participant Transaction Price, as defined by the Plan, which is calculated using a weighted-average price of the Company Stock traded on that business day and any carryover impact as described in the Plan document.

Distributions

Total distributions from participant accounts can be made upon the occurrence of specified events, including the attainment of the age of 59 1/2, death, disability, or termination of employment. Partial distributions are permitted in cases of specified financial hardship.

Installment Payments

A terminated employee or a beneficiary who is the surviving spouse of a participant is eligible to elect a distribution based on a fixed dollar amount or life expectancy installment payments.

Installment distribution options offered under the Conoco Thrift Plan and exercised by a participant were grandfathered into the Plan.

Dividend Pass Through

A participant can make an election to receive cash dividends from the ConocoPhillips Stock Fund and the ConocoPhillips Leveraged Stock Fund on a portion of that participant’s account invested in Company Stock. The distribution of these dividends is made on each dividend payment date.

Forms of Payment

Generally, distributions from participant accounts invested in Company Stock, Phillips 66 Stock, and DuPont Stock can be made in cash, stock, or a combination of both. Distributions from all other funds in the Thrift Feature are made in cash. An election to make an eligible rollover distribution is also available.

Participant Loans

Active employee participants can request a loan from their account in the Plan. The minimum loan is $1,000. Generally, the maximum loan is the lesser of $50,000 or one-half of the vested value of the participant’s account. For those eligible for loans, three outstanding loans are available at any one time, one of which can be a home loan. The maximum term of a home loan is 238 months, and the maximum term of a general purpose loan is 58 months.

Trust Agreements

The trust agreement with Vanguard provides for the administration of certain assets in the Plan.

Additionally, the Stable Value Fund (SVF) is managed under the Stable Value Fund Master Trust Agreement. The assets in this fund include stable value investment contracts and short-term investments. The trustee is State Street Bank and Trust Company. Underlying the stable value investment contracts are units of common collective trust (CCT) funds and a pooled separate account (PSA).

Administration

The Plan is administered by the ConocoPhillips Savings Plan Committee (Committee), a Plan Financial Administrator, a Plan Benefits Administrator, and the Chief Financial Officer of the Company, collectively referred to as the Plan Administrators. Members of the Committee are appointed by the Chief Executive Officer or the Board of Directors of the Company. The Plan Financial Administrator and the Plan Benefits Administrator are the persons who occupy, respectively, the Company positions of Treasurer, and General Manager, Compensation and Benefits. Plan Administrators serve without compensation, but are reimbursed by the Company for necessary expenditures incurred in the discharge of their duties. Administrative expenses of the Plan are paid from assets of the Plan to the extent allowable by law, unless paid by the Company.

Note 2—Significant Accounting Policies

Basis of Presentation

The Plan’s financial statements are presented on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles (GAAP). Distributions to participants or their beneficiaries are recorded when paid.

The SVF invests in fully benefit-responsive investment contracts. These investment contracts are recorded at fair value (see Note 10); however, since these contracts are fully benefit-responsive, an adjustment is reflected in the statements of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The contract value represents contributions plus earnings, less participant withdrawals and administrative expenses.

Notes Receivable From Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2012 or 2011. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

New Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04). ASU 2011-04 amended Accounting Standards Codification (ASC or Codification) Topic 820, Fair Value Measurements, (ASC 820) to converge the fair value measurement guidance in U.S. GAAP and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in
ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. ASU 2011-04 was effective for the Plan on January 1, 2012. Adoption of ASU 2011-04 did not have a material impact on the Plan’s fair value measurements, net assets available for benefits, changes in net assets available for benefits or notes to the financial statements.

In October 2012, the FASB issued Accounting Standards Update 2012-04, Technical Corrections and Improvements, (ASU 2012-04). ASU 2012-04 makes certain technical corrections and improvements over a wide range of Topics in the FASB Codification, and conforms terminology and clarifies guidance in various Topics of the Codification to fully reflect the fair value measurement and disclosure requirements of ASC 820. ASU 2012-04 includes an amendment that clarifies that plan investments subject to ASC
Topic 962, Plan Accounting – Defined Contribution Pension Plans, are measured at fair value less costs to sell, if those costs are significant. Amendments with transition guidance are effective for annual periods beginning after December 15, 2012. Amendments without transition guidance were effective upon issuance of ASU 2012-04. Plan management is currently evaluating the effect that the provisions of ASU 2012-04 will have on the Plan’s financial statements and notes to the financial statements.

Use of Estimates

The preparation of financial statements requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Note 3—Securities Acquisition Loans

The Plan borrowed $400 million (Loan 2) in 1990, and purchased 28,318,584 shares of Company Stock, utilizing the bank borrowings. Loan 2 was refinanced on September 8, 2009, and was extended to December 5, 2015. Loan 2 was guaranteed by ConocoPhillips and ConocoPhillips Company and was being repaid through contributions made by the Company, dividends on certain allocated and unallocated shares, and earnings on the short-term investment of dividends.

The financed shares were held in a suspense account (Loan 2 Suspense) until allocated to eligible participants based on the provisions of the Plan. Upon allocation to participant accounts, the Loan 2 shares were transferred to the ConocoPhillips Leveraged Stock Fund.

Loan 2 was fully repaid in March 2012 with a final prepayment of $15 million. The outstanding balance of Loan 2 was $0 and
$15 million at December 31, 2012 and 2011, respectively. The carrying value of Loan 2 at December 31, 2011 approximated fair value as it provided for variable interest rates adjusted quarterly. The rate was 2.09% (LIBOR rate plus 1.75%) at December 31, 2011.

The Plan released the remaining 685,568 Loan 2 Suspense shares in 2012 for allocation to participant accounts. The fair value of the Loan 2 shares used in the allocation was approximately $51 million. At December 31, 2012 and 2011, the fair value of unallocated shares was $0 and $59 million, respectively. See Note 6 for a list of other unallocated assets.

Note 4—Investments

Investment Valuation and Income Recognition

Investments held by the Plan are stated at fair value. The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (the exit price).

Common stock values are based on their quoted market prices. Mutual funds are valued using quoted market prices, which represent the net asset values of shares held by the Plan at year-end. The assets in the SVF include investment contracts and a short-term investment fund (STIF). The investment contracts are backed by units of common collective trusts (CCTs) and a PSA. The STIF is valued at amortized cost, which approximates fair value. (See Note 10 — Master Trust for more detail on the SVF including the fair value computation techniques and inputs.)

Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Investment securities are exposed to various risks, including interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Net Appreciation

During 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Thousands of Dollars
Common Stock
ConocoPhillips Stock Fund	$21,834
ConocoPhillips Leveraged Stock Fund	(42,427)
Phillips 66 Stock Fund	202,678
Phillips 66 Leveraged Stock Fund	80,643
Loan 2 Suspense	1,690
DuPont Stock Fund	436
Mutual funds	258,029

Net appreciation in fair value of investments	$522,883

Note 5—Fair Value Measurements

ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2	Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investment assets at fair value. (See Note 10 for the fair value hierarchy for the master trust investments):

	Thousands of Dollars
	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Balanced Funds	$462,342	$—	$—	$462,342
Bond Funds	408,595	—	—	408,595
Domestic Stock Funds	1,035,424	—	—	1,035,424
International Stock Funds	212,490	—	—	212,490
Short–Term Reserves	194,637	—	—	194,637

Total Mutual Funds	2,313,488	—	—	2,313,488

Common Stock:
ConocoPhillips Stock Fund	1,456,912	—	—	1,456,912
COP Leveraged Stock Fund	486,718	—	—	486,718
Phillips 66 Stock Fund	549,915	—	—	549,915
Phillips 66 Leveraged Stock Fund	217,540	—	—	217,540
DuPont Stock Fund	60,333	—	—	60,333

Total Common Stock	2,771,418	—	—	2,771,418

Total investment assets at fair value	$5,084,906	$—	$—	$5,084,906

	Thousands of Dollars
	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Balanced Funds	$562,497	$—	$—	$562,497
Bond Funds	521,763	—	—	521,763
Domestic Stock Funds	1,382,106	—	—	1,382,106
International Stock Funds	270,393	—	—	270,393
Short – Term Reserves	275,652	—	—	275,652
Vanguard Prime MM – Loan 2	7	—	—	7

Total Mutual Funds	3,012,418	—	—	3,012,418

Common Stock:
ConocoPhillips Stock Fund	3,059,152	—	—	3,059,152
COP Leveraged Stock Fund	1,153,434	—	—	1,153,434
Loan 2 Suspense	59,168	—	—	59,168
DuPont Stock	74,505	—	—	74,505

Total Common Stock	4,346,259	—	—	4,346,259

Total investment assets at fair value	$7,358,677	$—	$—	$7,358,677

Note 6—Employee Stock Ownership Plan (ESOP)

All Company Stock held by the Plan is considered part of the ESOP. This includes the ConocoPhillips Stock Fund, ConocoPhillips Leveraged Stock Fund, Loan 2 Suspense shares and money market fund (Vanguard Prime Money Market – Loan 2, or Vanguard Prime MM Loan 2), and any released shares pending allocation. The Loan 2 Suspense shares and the related money market fund are the only non-participant-directed investments in the Plan, and the only assets in the Plan not allocated to participant accounts (unallocated assets).

Information about the net assets and the significant components of the changes in net assets relating to the ESOP portion of the Plan follows:

	Thousands of Dollars
	December 31, 2012			December 31, 2011
	Allocated	Unallocated	Total	Allocated	Unallocated	Total
Assets
COP Stock ESOP – COP Stock Fund	$1,456,912	$—	$1,456,912	$3,059,152	$—	$3,059,152
COP Leveraged Stock	486,718	—	486,718	1,153,434	—	1,153,434
Loan 2 Suspense	—	—	—	—	59,168	59,168
Vanguard Prime MM Loan 2	—	—	—	—	7	7

Total assets	1,943,630	—	1,943,630	4,212,586	59,175	4,271,761

Liabilities
Securities loan	—	—	—	—	15,460	15,460
Interest payable	—	—	—	—	24	24

Total liabilities	—	—	—	—	15,484	15,484

Net assets available for benefits	$1,943,630	$—	$1,943,630	$4,212,586	$43,691	$4,256,277

Changes in net assets during the year ended December 31, 2012:

	Thousands of Dollars
	Allocated	Unallocated	Total
Company matching – cash	$4,660	$—	$4,660
Basic allocation – stock	91,282	—	91,282
Active employee contributions	58,564	—	58,564
Funds for debt services	—	5,121	5,121
Allocation of 685,568 shares of ConocoPhillips common stock, at fair value	50,972	—	50,972
Dividends and interest	86,618	536	87,154
Net appreciation in fair value of common stock	—	1,690	1,690

Total additions	292,096	7,347	299,443

Distributions	282,197	—	282,197
Allocation of 685,568 shares of ConocoPhillips common stock, at fair value	—	50,972	50,972
Interest expense	—	66	66
Other deductions	347	—	347
Net depreciation in fair value of common stock	20,593	—	20,593

Total deductions	303,137	51,038	354,175

Interfund and source transfers	(1,057,771)	—	(1,057,771)

Net decrease before transfers out	(1,068,812)	(43,691)	(1,112,503)

Transfers out to Phillips 66 Savings Plan (Note 1)	(1,200,144)	—	(1,200,144)

Net assets available for benefits
Beginning of year	4,212,586	43,691	4,256,277

End of year	$1,943,630	$—	$1,943,630

Note 7—Tax Status

The Plan received a determination letter from the Internal Revenue Service (IRS) dated March 23, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended and restated, is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

Note 8—Related-Party Transactions

A large portion of the Plan’s assets is invested in Company Stock. Because ConocoPhillips is the ultimate parent of the Company, transactions involving Company Stock qualify as related-party transactions. In addition, certain investments of the Plan are in shares of mutual funds managed by Vanguard. Because Vanguard is the Plan’s trustee, these transactions also qualify as related-party transactions. All of these types of transactions were exempt from the prohibited transaction rules.

Note 9—Plan Termination

In the event of termination of the Plan, participants and beneficiaries of deceased participants would be vested with respect to, and would receive, within a reasonable time, any funds in the participants’ accounts as of the date of the termination.

Note 10—Master Trust

At December 31, 2012 and 2011, one investment option of the Plan, the SVF, was held in a master trust.

Stable Value Fund

The Plan’s share of SVF Master Trust net assets was 100% as of December 31, 2012 and 2011. The SVF consists of synthetic investment contracts (SYNs) and a STIF. The STIF seeks to provide safety of principal and daily liquidity by investing in high-quality money market instruments that include, but are not limited to, certificates of deposit, repurchase agreements, commercial paper, bank notes, time deposits, corporate debt, and U.S. Treasury and agency debt. While the intent of this fund is to allow daily withdrawals on each business day when the Federal Reserve’s wire system is open, the trustee of the fund may suspend withdrawal rights at its sole discretion in certain situations such as a breakdown in the means of communication normally employed in determining the value of the investments of the fund or a state of affairs in which the disposition of the assets of the fund would not be reasonably practicable or would be seriously prejudicial to the fund participants. In a SYN contract structure, the underlying investments are owned by the SVF Master Trust and held in trust for Plan participants. The underlying investments of the SYNs in the SVF Master Trust consist of CCTs, a short-term investment fund, and a PSA. The SVF Master Trust purchases a wrapper contract from an insurance company or bank to provide market and cash flow protection to the Plan. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed-income investments, typically over the duration of the investment, through adjustments to the future interest crediting rate. The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero.

There are no reserves against contract value for credit risk of the contract issuers or otherwise. The crediting rates for most SYNs are reset monthly or quarterly and are based on the fair value of the underlying portfolio of assets backing these contracts.

Key factors influencing future interest crediting rates for a wrapper contract include:

•	the level of market interest rates;

•	the amount and timing of participant contributions, transfers, and withdrawals into/out of the wrapper contract;

•	the investment returns generated by the fixed-income investments that back the wrapper contract; and

•	the duration of the underlying investments backing the wrapper contract.

While there may be slight variations from one wrapper contract to another, the formula for determining interest crediting rate resets is based on the characteristics of the underlying fixed-income portfolio. Over time, the crediting rate formula amortizes the SVF’s realized and unrealized fair value gains and losses over the duration of the underlying investments. The resulting gains and losses in the fair value of the underlying investments relative to the wrapper contract value are represented in the SVF asset values as the “Adjustment from fair value to contract value for fully benefit-responsive investment contracts.”

The SVF values as of December 31, 2012 and 2011, were as follows:

	Thousands of Dollars
December 31	2012	2011
SVF, at fair value
Short-term investment fund	$29,188	$122,860
SYNs – CCTs	1,654,328	1,999,114
Pooled Separate Account	105,984	—
Wrapper contracts	518	3,115

Total assets	1,790,018	2,125,089
Total liabilities	—	—

Net assets reflecting investments at fair value	1,790,018	2,125,089
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(94,180)	(107,938)

Net assets	$1,695,838	$2,017,151

Ratio of year-end market value yield to investments, at fair value	0.84%	1.48%

Ratio of year-end crediting rate to investments, at fair value	2.45%	2.95%

Both the CCTs and PSA are valued at fair value using the net asset value as determined by the Trustee of the CCTs or by the insurance company sponsoring the PSA or their designees based on the current fair values of the underlying assets of such trust. These CCTs and PSA are designed to be high-quality, fixed-income portfolios appropriate for a conservative, moderate duration investment option. The CCTs and PSA invest in fixed-income securities, including, but not limited to, government-issued securities, mortgages, corporate bonds, structured securities, including, but not limited to, asset-backed securities and mortgage-backed securities, and other CCTs that invest in fixed-income securities. The CCTs and PSA may invest in derivatives, including, but not limited to, futures, options, forwards, swaps and mortgage derivatives. While it is intended for participating plans to generally receive liquidity from these CCTs or PSA in one to three business days, there are both market conditions and withdrawal sizes (as determined by the Trustee of the CCTs or by the insurance company sponsoring the PSA) that may extend this period. Withdrawals from the CCTs and PSA may be made upon at least 10 business days advance written notice to the Trustee or insurance company or such lesser period to which the Trustee or insurance company may agree. Any withdrawal shall be valued as of the close of business on the day of or the day next succeeding the expiration of the notice period (the “Valuation Date”) and shall be effected within 60 days following such Valuation Date or such other time as may be agreed to by the Trustee or insurance company and the plan sponsor, provided that such withdrawal may be delayed if the Trustee or insurance company determines that it cannot reasonably make such distribution on account of any order, directive or legal impediment by an official or agency of any government or any other cause reasonably beyond its control.

The STIF is valued at amortized cost, which approximates fair value. The fair value of wrapper contracts is determined by calculating the present value of excess future wrap fees. When the replacement cost of the wrapper contract (a re-pricing provided annually by the contract issuer) is greater than the current wrap fee, the difference is converted into the implied additional fee payment cash flows for the duration of the holding. The present value of that cash flow stream is calculated using a swap curve yield that is based on the duration of the holding, and adjusted for the holding’s credit quality rating.

The significant components of the changes in net assets relating to the SVF are as follows:

Thousands of Dollars
Year Ended December 31, 2012
Contributions	$53,922
Interest income, net	48,254
Interfund transfers in, net	96,563
Asset transfers out	(297,365)
Distributions	(219,977)
Participant loans	(2,704)
Other deductions	(6)

Net decrease	(321,313)
Beginning of year	2,017,151

End of year	$1,695,838

In certain circumstances, the amount withdrawn from investment contracts would be payable at fair value rather than contract value. These events include, but are not limited to, termination of the Plan or SVF, a material adverse change to the provisions of the Plan, a decision by the administrators of the Plan to withdraw from or terminate an investment contract without securing a replacement contract, and in the event of a spin-off or sale of a division if the terms of a successor plan do not meet the investment contract issuer’s underwriting criteria for issuance of a clone investment contract. However, the events described above are not probable of occurring in the foreseeable future.

As a result of the separation of Phillips 66 from ConocoPhillips, a new Stable Value Fund was created for the Phillips 66 Savings Plan, with its own trust and investment contracts. Assets (short term investment fund, PSA, and CCTs underlying the investment contracts) were split proportionally based on participant balances between the ConocoPhillips Savings Plan Stable Value Fund and the Phillips 66 Savings Plan Stable Value Fund. Participant balances were transferred at contract value.

Examples of events that would permit a contract issuer to terminate an investment contract upon short notice include the Plan’s loss of its qualified tax status, uncured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these occurred, the investment contract issuer could terminate the investment contract at fair value. The Plan Administrators do not anticipate any of these events are probable of occurrence.

The following tables set forth by level, within the fair value hierarchy, the SVF Master Trust’s investment assets at fair value.

	Thousands of Dollars
	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Common Collective Trusts:
Multi-Mgr Interm.	$—	$748,752	$—	$748,752
Multi-Mgr Core Fixed Income	—	311,767	—	311,767
Short-term bond	—	593,809	—	593,809

Total Common Collective Trusts	—	1,654,328	—	1,654,328

Pooled Separate Account	—	105,984	—	105,984
Short-term investment fund	—	29,188	—	29,188
Wrapper contracts	—	—	518	518

Total SVF Master Trust investment assets at fair value	$—	$1,789,500	$518	$1,790,018

	Thousands of Dollars
	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Common Collective Trusts:
Multi-Mgr Interm.	$—	$785,250	$—	$785,250
Multi-Mgr Core Fixed Income	—	317,552	—	317,552
Short term bond	—	896,312	—	896,312

Total Common Collective Trusts	—	1,999,114	—	1,999,114

Short-term investment fund	—	122,860	—	122,860
Wrapper contracts	—	—	3,115	3,115

Total SVF Master Trust investment assets at fair value	$—	$2,121,974	$3,115	$2,125,089

Level 3 Gains and Losses

There were no transfers in or out of Level 3 for the year ended December 31, 2012. The table below sets forth a summary of changes in the fair value of the SVF Master Trust’s Level 3 investment assets for the year ended December 31, 2012:

Thousands of Dollars
Wrapper contracts
Balance, beginning of year	$3,115
Unrealized losses	(2,597)

Balance, end of year	$518

Unrealized losses for the year ended December 31, 2012, are included in the Plan interest in Stable Value Fund Master Trust line on the Statement of Changes in Net Assets Available for Benefits.

Note 11—Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits as of December 31, 2012 and 2011, as reflected in these financial statements, to the amounts reflected in the Plan’s Form 5500:

	Thousands of Dollars
	2012	2011
Net assets available for benefits as reported in the financial statements	$6,820,103	$9,471,615
Adjustment from contract value to fair value for certain fully benefit-responsive investment contracts	94,180	107,938

Net assets available for benefits as reported in the Form 5500	$6,914,283	$9,579,553

The following is a reconciliation of net increase before transfers for the year ended December 31, 2012, as reflected in these financial statements, to the net income reflected in the Plan’s Form 5500:

Thousands of Dollars
Year Ended December 31, 2012

Net increase before transfers as reported in the financial statements	$255,372
Adjustment from contract value to fair value for certain fully benefit-responsive investment contracts at December 31, 2012	94,180
Reverse adjustment from contract value to fair value for certain fully benefit-responsive investment contracts at December 31, 2011	(107,938)

Net income as reported in the Form 5500	$241,614

Note 12—Subsequent Event

Effective January 1, 2013, the Company will make matching contributions of 9 times the first 1% of eligible Pay that a participant contributes each pay period to the Plan on a before-tax, after-tax, Roth 401(k)-basis, or any combination thereof. The matching contributions will be invested in the same manner as the participants’ contributions. In addition, the SSF is no longer available.

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	ConocoPhillips Savings Plan EIN 73-0400345, Plan 022

At December 31, 2012

		Thousands of Dollars
(a)(b) Identity of issue borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
* ConocoPhillips	8,393,136 shares, ConocoPhillips Leveraged Stock Fund	$ **	$486,718

* ConocoPhillips	25,123,494 shares, ConocoPhillips Stock Fund	**	1,456,912

Phillips 66	4,096,805 shares, Phillips 66 Leveraged Stock Fund	**	217,540

Phillips 66	10,356,215 shares, Phillips 66 Stock Fund	**	549,915

DuPont	1,341,636 shares, DuPont Stock Fund	**	60,333

Fidelity Investments	1,308,517 units, Fidelity Low-Priced Stock Fund	**	51,686

Fidelity Investments	637,106 units, Fidelity Magellan Fund	**	46,681

PIMCO Funds	9,994,830 units, PIMCO Total Return Fund – Administrative Class	**	112,342

* The Vanguard Group	2,456,901 units, Vanguard Balanced Index Fund Inst	**	58,376

	7,389,062 units, Vanguard Infla-Protected Sec Inst	**	85,861

	690,605 units, Vanguard Explorer Fund Inv	**	54,882

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	ConocoPhillips Savings Plan EIN 73-0400345, Plan 022

At December 31, 2012

		Thousands of Dollars
(a)(b) Identity of issue borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
* The Vanguard Group	1,943,808 units, Vanguard Vanguard Inst Index Fund	**	253,706

	1,073,490 units, Vanguard Group International Growth Fund	**	65,784

	194,636,916 units, Vanguard Prime MM Inst	**	194,637

	2,349,559 units, Vanguard International Value Fund	**	73,259

	435 units, Vanguard Total Bond Mkt Inst	**	5

	14,182,085 units, Vanguard Vanguard Total Bond Idx Inst	**	157,279

	548 units, Vanguard Long-Term Treas Adm	**	7

	4,062,772 units, Vanguard Long-Term Treasury Fund	**	53,100

	3,198,644 units, Vanguard Mid-Cap Index Fund Ins	**	72,033

	1,491,178 units, Vanguard Morgan Growth Fund	**	29,674

	733,157 units, Vanguard Total Int’l Stock Idx	**	73,448

	2,032,895 units, Vanguard PRIMECAP Fund	**	146,511

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	ConocoPhillips Savings Plan EIN 73-0400345, Plan 022

At December 31, 2012

		Thousands of Dollars
(a)(b) Identity of issue borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
* The Vanguard Group	2,865,271 units, Vanguard Small-Cap Growth Idx Ins	**	71,832

	2,673,976 units, Vanguard Small-Cap Value Idx Ins	**	46,607

	1,937,920 units, Vanguard Total Group Stock Market Idx Inst	**	69,106

	1,009,127 units, Vanguard Extended Mkt Index Inst	**	46,279

	1,047,886 units, Vanguard Value Index Fund Inst	**	24,028

	971,576 units, Vanguard Growth Index Fund Ins	**	35,599

	1,865,510 units, Vanguard Wellington Fund	**	109,039

	1,665,054 units, Vanguard Windsor II Fund	**	86,799

	6,472 units, Vanguard Target Retirement 2060	**	141

	658,371 units, Vanguard Target Retirement 2010	**	15,887

	3,706,420 units, Vanguard Target Retirement 2015	**	49,592

	2,940,029 units, Vanguard Target Retirement 2020	**	70,061

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)	ConocoPhillips Savings Plan EIN 73-0400345, Plan 022

At December 31, 2012

		Thousands of Dollars
(a)(b) Identity of issue borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Historical Cost	(e) Current Value
* The Vanguard Group	3,260,379 units, Vanguard Target Retirement 2025	**	44,309

	798,019 units, Vanguard Target Retirement 2045	**	11,611

	1,113,762 units, Vanguard Target Retirement 2030	**	26,040

	1,170,670 units, Vanguard Target Retirement 2035	**	16,495

	355,787 units, Vanguard Target Retirement 2050	**	8,215

	485,028 units, Vanguard Target Retirement 2040	**	11,243

	56,594 units, Vanguard Target Retirement 2055	**	1,404

	3,275,663 units, Vanguard Target Retirement Income	**	39,930

* Participants	Loans to Plan participants, Interest rates ranging from 3.25% to 9.5%	**	39,359

			$5,124,265

*	Party-in-interest
**	Historical cost information is not required for participant-directed investments.

Exhibit Index	ConocoPhillips Savings Plan EIN 73-0400345, Plan 022

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm